中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
(Stock Code: 1055)

**CONTINUING CONNECTED TRANSACTION WITH SOUTHERN AIRLINES CULTURE AND MEDIA CO., LTD.**

On 12 April 2007, the Company entered into the Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement, pursuant to which SACM should produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company. As the Advertising Agency Framework Agreement had expired and the transactions contemplated under the Advertising Agency Framework Agreement would continue to be entered into on a recurring basis with an expansion of scope between the parties, the Company has entered into the Media Services Framework Agreement on 11 May 2010 for a term of three years commencing from 1 January 2010 to 31 December 2012 with revised annual caps of RMB 40 million, RMB 48 million and RMB 58 million for the year ending 31 December 2010, 2011 and 2010, respectively to reflect the expansion in the services scope.

As SACM is a company owned as to 40% by the Company and 60% by CSAHC, SACM is a non wholly-owned subsidiary of CSAHC and a connected person of the Company. As the applicable percentage ratios (other than the profits ratio) for the annual cap of the Media Services Framework Agreement is more than 0.1%, but less than 2.5%, the transactions contemplated under the Media Services Framework Agreement constitute continuing connected transactions of the Company, which is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and is exempted from the independent shareholders' approval requirement under the Listing Rules.

On 12 April 2007, the Company entered into the Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement, pursuant to which SACM should produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. As the Advertising Agency Framework Agreement had expired and the transactions contemplated under the Advertising Agency Framework Agreement will continue to be entered into on a recurring basis with an expansion of scope between the parties, the Company has entered into the Media Services Framework Agreement with details as follows:

**MEIDA SERVICES FRAMEWORK AGREEMENT**

**Date:** 11 May 2010

**Parties:**

(i) the Company

(ii) SACM, a company owned as to 60% by CSAHC and 40% by the Company.

**Subject matter**

Pursuant to the Media Services Framework Agreement, SACM Group agrees to provide the following services to the Group:

(1) exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement *(provided that if the design and production of any advertising project cannot meet the requirements set by the Company or the fee quote provided by the SACM Group is higher than the prevailing market prices, SACM expressly agrees that it will waive the exclusivity rights in respect of its provision of services for such project and the Company is entitled to choose any competitive independent third part to provide such advertising services)*;

(2) the plotting, purchase and production of in-flight TV and movie program agency services;

(3) public relations services relating to recruitment of airhostess, including organising and implementation of the promotional recruitment activities, on-site recruitment activities, and production of promotional advertising program; and

(4) services relating to the distribution of newspapers and magazines issued by SACM within places of the Company services.

**Historical Figures and Cap**

**For the year ended 31 December**

| **2007** | | **2008** | | **2009** | |
|---|---|---|---|---|---|
| ***RMB Million*** | | ***RMB Million*** | | ***RMB Million*** | |
| ***Cap*** | ***Actual*** | ***Cap*** | ***Actual*** | ***Cap*** | ***Actual*** |
| 16 | 8.669 | 20.5 | 19.706 | 25.5 | 20.868 |

For the four months period ended 30 April 2010, the services fees incurred for the transactions contemplated under the Media Services Framework Agreement was RMB 6,402,500.

The Media Services Framework Agreement is for a term of three years commencing from 1 January 2010 to 31 December 2012. The Directors propose that the annual cap for the Media Services Framework Agreement shall be RMB 40 million, RMB 48 million and RMB 58 million for each of the three financial years ending 31 December 2010, 2011 and 2012, respectively. The proposed annual cap is determined at an arm's length between both parties by reference principally to expanded services scope, the increase in the volume of the advertising services used by the Company under the Adverting Agency Framework Agreement, the historical figures and the original cap as disclosed above and according to the market prices, provided that the agency fee charged by SACM Group should not be higher than the one charged by any independent third parties in the similar locations of similar services and should not exceed those of the same category that prevail in the PRC market in normal conditions. The Company will fund the agency fee wholly by its internal resource. For the purposes of determining the annual cap only, the Company has applied the projected growth rate of the volume of the agency services provided by SACM Group at a rate of about 20% per annum for the three financial years ending 31 December 2010, 2011 and 2012, respectively. Such projection is assumed solely for the purpose of determining the annual cap for the Media Services Framework Agreement and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Company or the Group.

**REASONS FOR AND BENEFITS OF ENTERING INTO THE MEDIA SERVICES FRAMEWORK AGREEMENT**

As the Advertising Agency Framework Agreement had expired and the transactions contemplated under the Advertising Agency Framework Agreement would continue to be entered into on a recurring basis between the parties, the Company entered into the Media Services Framework Agreement with an expansion of services scope in order to fit the operation need of the Company. Through the development of the cooperation with SACM in respect of services including the advertising agency, the plotting, purchase and production of in-flight TV and movie program agency, public relations for recruitment of airhostess and distribution of newspapers and magazines, the Directors believe that these transactions will help satisfy the operation need of the Company, enhance the level of services and the image of the brand name of the Company, which will be interests of the Company and the shareholders as a whole.

The Directors (including the independent non-executive Directors, but excluding five Directors, namely Mr. Si Xian Min (the president of CSAHC), Mr. Li Wen Xin (the party secretary and vice president of CSAHC), Mr. Wang Quan Hua (vice president of CSAHC), Mr. Liu Bao Heng (chief accountant of CSAHC) and Mr. Zhang Zi Fang (director of SACM) were required to abstain from voting in respect of the Media Services Framework Agreement) consider that the Media Services Framework Agreement was entered into after an arm's length negotiation between the Company and SACM and the terms and annual cap therein are on normal commercial terms and the transactions contemplated under the Media Services Framework Agreement are entered into in the ordinary and usual course of business and is fair and reasonable and in the interests of the Company and its shareholders as a whole.

**IMPLICATIONS UNDER THE LISTING RULES**

As SACM is a company owned as to 40% by the Company and 60% by CSAHC, SACM is a non wholly-owned subsidiary of CSAHC and a connected person of the Company. As the applicable percentage ratios (other than the profits ratio) for the annual cap of the Media Services Framework Agreement are more than 0.1%, but less than 2.5%, the transactions contemplated under the Media Services Framework Agreement constitute continuing connected transactions of the Company, which is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules and is exempted from the independent shareholders' approval requirement under the Listing Rules.

**GENERAL INFORMATION**

The principal business activity of the Company is that of civil aviation.

The principal business activity of SACM, based on its business licence, is designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts & crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

**DEFINITIONS**

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

| | |
|---|---|
| "Advertising Agency Framework Agreement" | the advertising agency framework agreement entered into on 12 April 2007 between the Company and SACM |
| "Board" | the board of Directors |

| | |
|---|---|
| "Company" | China Southern Airlines Company Limited |
| "CSAHC" | China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company |
| "Directors" | directors of the Company |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Listing Rules | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Media Services Framework Agreement" | the media services framework agreement entered into on 11 May 2010 between the Company and SACM |
| "PRC" | the People's Republic of China |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "SACM" | Southern Airlines Culture and Media Co., Ltd., a company owned as to 40% by the Company and 60% by CSAHC |
| "SACM Group" | SACM and its subsidiaries |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "%" | per cent. |

By order of the Board
**China Southern Airlines Company Limited**
**Xie Bing and Liu Wei**
*Joint Company Secretaries*

Guangzhou, the People's Republic of China
11 May 2010

*As at the date of this announcement, the executive Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You; and independent non-executive Directors include Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu.*